Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Amendment No. 1 to the Registration Statement (Form S-3, No. 333-216542) and related Prospectus of Fluidigm Corporation for the registration of common stock, preferred stock, debt securities, warrants and units and to the incorporation by reference therein of our report dated February 29, 2016, with respect to the consolidated financial statements and schedule of Fluidigm Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2016, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Redwood City, CA

April 28, 2017